July 9, 2009	Writer’s Direct Contact 303.592.2276 blewandowski@mofo.com

By EDGAR Submission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop SP2-4470
Washington, D.C.  20549
Attention:  Christian Windsor

RE:           Prosper Marketplace, Inc.

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-147019

Dear Mr. Windsor:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), submitted herewith for filing is Amendment No. 6 (“Amendment No. 6”) to the Registration Statement referenced above (the “Registration Statement”), which includes a preliminary prospectus dated July 9, 2009.  Capitalized terms not otherwise defined in this letter shall have the meanings given to them in Amendment No. 6.

Amendment No. 6 and this letter are being filed in response to comments contained in the letter dated July 7, 2009 (the “July 7 Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Edward Giedgowd, Prosper’s Chief Compliance Officer and General Counsel.

The information set forth herein is based upon information provided to Morrison & Foerster LLP by Prosper.  The responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s July 7 Letter.  Where appropriate, Prosper has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 6.  Page numbers specified in the responses refer to the applicable pages of the edgarized copy of Amendment No. 6 filed with the Commission.

General Comments on this Filing

1.
In your response to prior comment 8, you indicate that you removed from your loan performance statistics regarding loans that have been repurchased by Prosper, usually due to identity theft.  Revise your disclosure so that all loans originated, and all loans that went

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2009

delinquent, or required Prosper to repurchase the loans are disclosed. The investor must be able to understand the frequency of delinquency, defaults and identity theft of your prior loan operations.

Response:                                Prosper has revised pages 18, 20 and 55 of the prospectus in response to this comment. The revised disclosure includes language indicating that the repurchased loans are not included in the collection portfolio analysis for the charts appearing on pages 56 and 57 of the prospectus.  Prosper believes that to include repurchased loans in the portfolio analysis would  be inaccurate as it would appear the loan was repaid in full in accordance with its terms, when in fact the loan was repurchased due to identity theft or other circumstances described in the prospectus.  As the portfolio analysis is intended to inform investors of the performance history and credit characteristics of outstanding borrower loans and Prosper otherwise clearly discloses the number and dollar amount of the repurchased loans not included in these tables, Prosper believes the manner in which it has disclosed the repurchased loans is most useful to investors.

2.
In order for an investor to be able to understand the impact of delinquencies and defaults on your loan portfolio, please provide a tabular presentation of the loan performance for loans both as a function of seasoning and as a function of their Prosper rating.

Response:                                Prosper has revised page 57 of the prospectus in response to this comment.  In order to help lenders better understand the impact of delinquencies and defaults on performance, we have inserted two tables in the prospectus on page 57.  The first table shows the relationship between delinquency rates and loan age by Prosper Rating for loans originated from inception.  We have used loans that are between 31 days and 120 days past due as a percent of active loans at each loan’s cycle end date (i.e., payment due date) as the relative measure of delinquency.  We have used 31 days past due as the determining point for a loan being severely delinquent due to the significant decrease in the likelihood of receiving future payments once a loan has missed two payments.  The second table shows the relationship between charged-off loans (those greater than 120 days past due) and loan age.  The table shows credit losses as a percent of average outstanding balances by loan age.  The loss rate is expressed as a cumulative average annual loss rate in order to facilitate comparison to loss guidance associated with the Prosper Rating loss expectations.  The table allows lenders to gauge how losses may be experienced over the life of a portfolio of loans of a specific Prosper Rating.

Prosper Score, page 43

3.	Revise this section to disclose the expected risk of default as a result of your regression analysis for each corresponding Prosper Score.

Response:                                Prosper has revised page 43 of the prospectus in response to this comment.  In the table on page 42 displaying the Prosper Rating matrix, the columns reflecting Experian credit

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2009

scores below 600 have been deleted because 600 is the minimum credit score a Prosper borrower member may have to request or obtain a loan.

4.
Revise this section to discuss the actual performance of the loans included in your 2 samples (loans originated between April and June 2007 and July through September 2007).  Also, please revise your disclosure to discuss how those actual results correspond with the ratings assigned using the Prosper Score.  Revise this section to indicate whether the Prosper Score analysis changes for the two groups if performance is measured through the end of the second quarter of 2009.

Response:                                Prosper has revised page 43 of the prospectus in response to this comment.   Prior to the filing of Amendment No. 5 to the Registration Statement we incorporated data through March 31, 2009 into our expected loss estimates associated with Prosper Ratings.  In addition, we have included a table on page 43 of prospectus that shows the historical performance of the two loan samples used to construct the Prosper score.  The table shows the relationship between charged-off loans and loan age using payment data through June 30, 2009.  The table shows credit losses as a percent of average outstanding balances by loan age and Prosper Rating.  The loss rate is expressed as a cumulative average annual loss rate in order to facilitate comparison to loss guidance associated with the Prosper Rating loss expectations.  In general, the loss experience has been either within or below the expected loss range associated with each Prosper Rating; however, as these loans continue to age it is our expectation that the cumulative average annual losses will continue to increase, especially for the riskier classes of loans.

Material U.S. Federal Income Tax Considerations, page 66

5.
Revise your disclosure to explain the impact of a determination by the IRS that the notes are contingent payment debt instruments.  If counsel, in their opinion, determines that this treatment is unlikely, please explain any reason that counsel cannot provide an unqualified opinion.

Response:                                Prosper has revised page 70 of the prospectus in response to this comment.

Notes to the Consolidated Financial Statements

Note 1 – Operations and Business, pages F-7 and F-26

6.
We note your disclosure regarding the Company’s decision to restructure its operations and cease sales in an effort to limit your contingent liability.  Please revise to clarify here and in Note 13 (Commitments and Contingencies) that the restructuring and cessation of sales was the result of a cease and desist order issued by the SEC.

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2009

Response:
Prosper has revised pages F-21 and F-40 of the prospectus in response to this comment and subsequent conversations with the Staff at which time Prosper explained that its cessation of sales of promissory notes was not the result of a cease and desist order issued by the SEC.

Note 13 – Commitments and Contingencies, pages F-21 and F-39

7.
In regards to your class action litigation, please revise to discuss (and quantify amounts where possible) the actions sought by the plaintiffs, for example, damages, rescission, treble damages, legal fees, etc.

Response:                                Prosper has revised pages 26, 75, F-21 and F-40 of the prospectus in response to this comment and subsequent conversations with the Staff.

Part II

Exhibit 8.1

8.
Please note that an opinion of counsel must opine directly on all material tax consequences to a transaction.  See Section 601(b)(8) of Regulation S-K.  The current opinion merely states that the tax disclosure in the prospectus constitutes “a fair and accurate summary” of the federal income tax consequences.  Please obtain a revised opinion stating that the disclosure is the opinion of counsel.  Alternatively, tell the staff why the tax consequences to this transaction are not material.

Response:                                Prosper has provided a revised tax opinion of counsel in response to this comment.

Securities and Exchange Commission
Division of Corporation Finance
July 9, 2009

Conclusion

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter or Whitney Holmes at (303) 592-2205.

Sincerely,

Brian D. Lewandowski

cc:	Edward A. Giedgowd, Esq., Prosper Marketplace, Inc.
Whitney Holmes, Esq., Morrison & Foerster LLP